EXHIBIT 8.1

Principal Subsidiaries and Affiliated Entities of The Registrant

Name of Subsidiary	Jurisdiction of Incorporation
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong
UCLOUDLINK (HK) LIMITED	Hong Kong
uCloudlink Japan Co., Ltd.	Japan
Ucloudlink (America), Ltd.	the United States
UCLOUDLINK UK LIMITED UCLOUDLINK SDN. BHD.	the United Kingdom Malaysia
UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore
Shenzhen Ucloudlink Technology Limited	PRC
Beijing uCloudlink Technology Co., Ltd.	PRC
Shenzhen uCloudlink Co., Ltd.	PRC
Shenzhen Yulian Cloud Technology Co., Ltd.	PRC

Name of Consolidated Affiliated Entities and Their Subsidiaries	Jurisdiction of Incorporation
UCLOUDLINK (UK) CO. LTD	the United Kingdom
Shenzhen uCloudlink Network Technology Co., Ltd.	PRC
Beijing uCloudlink New Technology Co., Ltd.	PRC